EXHIBIT 99.1

Audit Committee Pre-Approval of Non-Audit Services

On July 29, 2010, the Audit Committee of the Board of Directors of SM Energy Company approved in advance certain non-audit services to be performed by Deloitte & Touche LLP, SM Energy Company’s independent auditor.  These non-audit services were corporate income tax compliance services in the third quarter of 2010.